EUROSPORT ACTIVE WORLD CORP
(EAWC TECHNOLOGIES)

WWW.EAWCTECHNOLOGIES.COM

RALPH HOFMEIER – CEO

DIRECT EMAIL: HOFMEIERR@EAWCTECHNOLOGIES.COM

November 13th, 2018

VIA ELECTRONIC EDGAR FILING

Jay Ingram

Legal Branch Chief

Division of Corporation Financial

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eurosport Active World Corp
Amendment No. 1 to Registration Statement on Form S-1 Filed October 15th, 2018 File No. 333-226489

Dear Mr. Ingram:

We have electronically filed herewith on behalf of Eurosport Active World Corp (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (“Form S-1”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Ralph Hofmeier dated October 23rd, 2018. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

We also want to inform you that we are no longer represented by Laura Anthony and her firm Legal & Compliance. Our new counsel is Jonathan D. Leinwand, P.A. who has provided the opinion attached the Form S-1.

Convertible Debentures, Page 23

1.

By the terms of debentures included in Exhibit 10.14, it appears some have expired. For example, Mr. Dedek's debenture states, "the offer to purchase shares is valid up to December 24, 2015" and other debentures contemplate a twelve-month time frame from execution to claim shares. Please reconcile these terms with your disclosure in this section.

Response:  We have modified our disclosure on Convertible Debentures to reconcile our disclosure to include the offer to purchase shares, as indicated below.

Convertible Debentures

As of December 31, 2017, and currently, the Company had issued an aggregate of $566,825 in convertible debentures. The convertible debentures are unsecured, have no maturity date and are generally non-interest bearing, however some bear interest of 2%. The holders of the convertible debentures have the option to convert these convertible debentures into common stock ranging from $1.00 to $0.10 per share upon effectiveness of any registration statement on Form S-1 filed with the SEC for one year after issuance.  Certain debentures also offer an option to purchase additional shares at the stipulate conversion price also upon effectiveness of any registration statement on Form S-1 filed with the SEC.  Effective June 30, 2018, all options to purchase additional shares had expired.

Other Acquisitions, Page 31

2.

We note your response to comment 7 of our letter dated August 27, 2018; however, the benefit of the purchased inactive companies owned by the officers of EAWC is still unclear. It appears the expertise, relationships, and knowledge you describe were already part of the company by virtue of the shared officers. Please revise this disclosure to add more detail as to the "technological solutions, the know-how of sustainable energy & water generation technologies, its R&D, the accreditations and the portfolios of potential clients" you acquired and did not otherwise possess.

Response:  The Company acknowledges the Staff’s comment, and have clarified that the purpose of the acquisitions was to acquire certain intellectual property, trade secrets and accreditations held by the companies acquired. For instance, the Company acquired: (i) patent No. 138,065 for the Solar Power Water Purification System as part of the acquisition Swiss Green Solutions; (ii) vendor accreditation to supply our solutions to members of the United Nations as part of the acquisition of African Sunlight; (iii) license rights with the acquisition of Acqua Society GmbH; and (iv) certain trade secrets with regard to process and commercialization methods with the acquisition of Green Environmental Management.

The contract of employment for Mrs. Velazquez and Mr. Hofmeier did not include the contribution of any company property of those acquired companies.

Changes in Accountants, page 50

3.	Please file the letters from former accountants referenced in Item 304(a)(3) of Regulation S-K.

Response: The Company has requested that the former accountants provide the letters referenced in Item 304(a)(3) of Regulation S-K. We have not yet received a response from the former accounts and will provide the letters as amendment after receipt.

Recent Sales of Unregistered Securities, page II-1

4.

In accordance with Item 701 of Regulation S-K, please include more detail with regard to each transaction in this section. For example, we note you issued 11,695,555 shares but you only disclose transactions pertaining to 2,160,555 shares. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.

Response: We have revised this information in amendment 2 by including the breakdown of 11,695,555 shares issued in 2015 as follows:

In 2015, we issued a total of 11,695,555 shares, with 1,886,040 shares being issued in exchange for cash totaling $1,278,973 and 457,433; 274,515 shares issued in satisfaction of 549,030 of outstanding debt and 535,000 shares being issued in consideration of services rendered, which was negotiated on a private basis with each of the individuals and/or entities that provided such services. The breakdown of 11,695,555 shares issued in 2015 was:

  1,886,040 shares issued to investors for cash

     274,515 shares issued to SWATE in lieu of cash payment on outstanding balance due

     510,000 shares to Pillow Hog Ventures for services rendered

       25,000 shares to Green Dimensions for consulting services rendered

  9,000,000 shares to Irma Velazquez to respond to management’s intent, equal ownership.

These issuances were exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder.

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Eurosport Active World Corp

By:	/s/ Ralph Hofmeier
Ralph Hofmeier - CEO

cc:	Kate McHale/U.S. Securities and Exchange Commission
Tracie Mariner/U.S. Securities and Exchange Commission Alfred Pavot/U.S. Securities and Exchange Commission
Jonathan D. Leinwand, P.A. Ralph Hofmeier/Eurosport Active World Corp

3250 MARY ST. 303 – MIAMI FLORIDA 33133 USA.